September 7, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 661-8222

Mr. Scott A. Almy
General Counsel and Secretary
Guaranty Financial Group Inc.
1300 MoPac Expressway South
Austin, Texas 78746

> **Re: Guaranty Financial Group**
> **Registration Statement on Form 10**
> **Filed on August 10, 2007**
> **File Number 001-33661**

Dear Mr. Almy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 99.1</u>
<u>General</u>

1. We note that you mention in your cover letter that "Temple-Inland intends to rely on the guidance provided by the staff of the SEC in Staff Legal Bulletin No. 4 (CF) ("SLB No. 4") in connection with the spin-offs." Please provide a more detailed analysis of how you will comply with Staff Legal Bulletin No. 4.

2. Please revise or indicate where you have provided disclosure, such as selected financial quarterly data, responsive to Item 302 of Regulation S-K.

3. If appropriate, include a recent developments section which discusses any effects

of the recent conditions in the credit market on Guaranty Financial Group.

Risk Factors, page 10

4.   Either delete the fifth sentence in the preamble ("Additional risks . . ."), or expand
        it into a separate risk factor.

Reasons for the Spin-Off, page 22

5.   Please expand your discussion of the potentially negative factors considered by
        your board. Please consider presenting in bullet point format.

Unaudited Pro Forma Balance Sheet, page 44

6.   Please revise your pro forma balance sheet to include the $100 million equity
        contribution from Temple-Inland within your additional paid-in capital line item
        to be consistent with your footnote (a) disclosure on page 47.

Guaranty Financial Group Inc. - Notes to Unaudited Pro Forma Financial…, page 48

7.   Please provide dilution information if the options are exercised.

Management's Discussion and Analysis of Financial Condition, page 49

8.   Please revise to expand your discussion of capital resources. You mention that
        you spent $43 million on capital expenditures; however, we do not see a
        discussion regarding them. Please revise in accordance with Item 303(a)(2) of
        Regulation S-K.

Asset Quality, page 65

9.   We note that you classified $37 million in restructured operating lease assets at
        December 31, 2004. Your disclosures on page 65, however, appear to indicate
        that these are still considered restructured operating lease assets for the latest two
        fiscal years and interim period. Please tell us why these are therefore not
        classified as a nonperforming asset in your table or explain why it was no longer
        appropriate to classify in this manner subsequent to December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk, page 71

10.   Please revise your disclosure to reflect the impact of the recent change in the
        discount rate. Refer to Item 305 of Regulation S-K.

Board Committees, page 82

11.   We note that you state that you will appoint members to your various committees, that there will be at least one audit committee financial expert, that committees will be governed by a charter, *etc*. Please confirm that you will update your disclosure to comply with the provisions of Item 407 of Regulation S-K prior to the spin-off, including the audit committee's recommendation to include the audited financial statements.

Compensation Discussion and Analysis, page 88

12.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

13.   We note that you use individual performance on pages 90, 91 and elsewhere to determine compensation; however, we note minimal analysis and discussion of the effect individual performance has on compensation awards. Please revise to expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial, operational or other goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Peer Group, page 89

14.   We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you.

Stock Incentive Award, page 91

15.   We note that you plan to adopt Guaranty Financial Group Inc. 2007 Stock
        Incentive Plan. Please tell us what, if any, awards or grants may be made under
        this plan prior to the closing. To the extent material, disclose the pro forma
        effects of these incentives.

Summary Compensation Table, page 99

16.   The compensation discussion and analysis should be sufficiently precise to
        identify material differences in compensation policies with respect to individual
        named executive officers. Please refer to Section II.B.1. of Commission Release
        No. 33-8732A. In this regard, we note disparities in Mr. Dubuque's stock and
        option awards, non-equity incentive plan and change in pension value and
        nonqualified deferred compensation earnings as compared to that of other named
        executive officers. Please revise to provide a more detailed discussion of how and
        why Mr. Dubuque's compensation differs from that of the other named executive
        officers. If policies or decisions relating to a named executive officer are
        materially different from the other officers, this should be discussed on an
        individualized basis.

Grants of Plan-Based Awards, page 100

17.   We note that the Compensation Committee retains the right to reduce awards.
        Please revise to disclose whether such discretion was exercised.

Potential Payments upon Termination or Change in Control, page 105

18.   Please revise to disclose in your narrative how you determined the appropriate
        payment and benefit levels under the various circumstances that trigger payments
        or provision of benefits. Please provide background on how you arrived at and
        determined such appropriate levels. Refer to Item 402(b)(1)(v) and 402(j)(3) of
        Regulation S-K.

Certain Relationships and Related Party Transactions, page 110

19.   Since the form does not require a summary of the agreements, you cannot qualify
        your description of it in its entirety. Please revise the first paragraph on page 110
        and in other areas of your disclosure where you have made similar qualifications,
        such as in the section on Indemnification of Directors and Officers on page 122.

Related Party Policy, page 110

20.   We note that you have not adopted a written policy for the review, approval and

ratification of related party transactions. Please revise to include the types of transactions to be covered and the standards to be applied under such policy. Refer to Item 404(b) of Regulation S-K.

Separation and Distribution Agreement, page 111

21.   Please revise the final bullet on page 111 to clarify whether you or Temple-Inland will be responsible for financial information and statistical data in the registration statement that relates to Guaranty Financial when it was a wholly-owned subsidiary of Temple-Inland.

Relationships with Directors and Executive Officers, page 115

22.   Please revise your disclosure to state whether or not your lending relationships were on substantially the same terms as those prevailing at the time "with persons not related to the lender." Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Description of Our Capital Stock, page 116

23.   Please revise to delete disclosure where you state that summaries and descriptions are not complete. If you include a brief description in your prospectus, it must be complete. For example, please delete the second sentence of the first paragraph on page 116. Similarly on page 123 under "Where You Can Find More Information," please delete the fourth sentence of this paragraph.

Note 4 – Loans, page F-14

24.   We note your disclosures on page F-15 which state that you had $635 million of real estate construction loans and $348 million of unfunded commitments as of December 31, 2006 to single asset entities that met the definition of a variable interest entity. We also note disclosures of these balances as of June 30, 2007 on page F-43. Please tell us and revise your filing as necessary to disclose the following:

- how you determined that you were not the primary beneficiary, and therefore not required to consolidate any of these variable interest entities. Please include the specific authoritative guidance (i.e. FIN 46R) you relied upon to support your accounting;
- the terms of a typical financial guarantee and tri-party take out commitment; and
- the other parties to these variable interest entities (e.g. borrowers, those providing financial guarantees, party to the tri-party take out commitments)

including, but not limited to, the identification of related parties as defined by paragraph 24(f) of SFAS 57.

Please provide us with an example of a typical transaction or any other documentation you deem necessary which will aid in our understanding and further supports your accounting.

25.   As a related matter, please tell us the following relating to these real estate construction loans and commitments for each period presented in your filing:

- how financial guarantees and tri-party take out commitments are considered when determining the appropriateness of the allowance for loan losses and any related provision for credit losses;
- the allowance for loan losses attributed to these loans distinguishing between specific and general reserves, as applicable; and
- whether any of these loans have been or are currently impaired, non-accrual, or restructured, as applicable.

Note 12 – Segment Information, page F-24

26.   We note that your operating segment "retail banking" has experienced operating losses before taxes for each period presented. Please tell us if you have allocated any goodwill to this operating segment. If so, please tell us how you determined that no goodwill impairment exists as of the balance sheet date for each period presented in your filing.

Note 19 – Fair Value of Financial Instruments, page F-34

27.   We note your disclosure on page F-35 that you employ financial models using market-based inputs to determine the fair value of $2.8 billion of your securities. Please address the following:

- confirm whether these unidentified securities represent the $2.8 billion private issuer securities for which you disclose on page F-18 are deemed to be investment grade quality by third-party rating organizations; if not, please specifically identify these securities;
- provide a detail of these securities which includes specific identification of the issuer(s), each respective amortized cost basis, unrealized gains(losses), and impairments recognized for each period presented, as applicable;
- tell us if there is an observable market price for these specific securities which would constitute a fair value measurement;
- tell us the specific financial model(s) (if purchased from a third party) you used to determine the fair value of these securities and from whom this financial model was purchased from, if applicable;

- if this financial model was developed internally, please tell us the individual(s) who created each financial model and their respective backgrounds relating to financial modeling;
- tell us each of the specific inputs used by these financial models, how they were obtained or determined, and how you concluded that the fair values derived from these financial models were representative of these securities; and
- tell us if you utilized any other qualitative or quantitative measures to serve as a benchmark to compare to the fair values derived from these financial models, if applicable.

Please consider providing an example of how you determined the fair value of a specific security using your financial model(s).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Stephen W. Hamilton, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       1440 New York Avenue, NW
       Washington, DC 20005-2111